# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Design Therapeutics, Inc., CIK 0001807120
CUSIP: 25056L103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6005 Hidden Valley Road, Suite 110, Carlsbad, California (CA), 92011
Date of event which requires filing of this statement: 11/14/2025
Amends the filing with accession number 0000935836-25-000657
Filed by CIK 0001792126
Persons authorized to receive notices and communications: Derek Gould, One Letterman Drive, Building C, Suite C3, San Francisco, California (CA), 94129, (415) 801-4660

## Reporting persons
- Logos Global Management LP (CIK 0001792126): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (4.4% of the class)
  Comment: Percentage based on 56,963,757 shares of Common Stock outstanding as of October 31, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- Logos Global Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (4.4% of the class)
  Comment: Percentage based on 56,963,757 shares of Common Stock outstanding as of October 31, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- Logos Global Master Fund LP (CIK 0001831371): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (2.6% of the class)
  Comment: Percentage based on 56,963,757 shares of Common Stock outstanding as of October 31, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- Logos GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (2.6% of the class)
  Comment: Percentage based on 56,963,757 shares of Common Stock outstanding as of October 31, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- Arsani William (CIK 0001848372): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 15,000; shared voting power 2,500,000; sole dispositive power 15,000; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,515,000 (4.4% of the class)
  Comment: Percentage based on 56,963,757 shares of Common Stock outstanding as of October 31, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Design Therapeutics, Inc.
Address of issuer's principal executive offices: 6005 Hidden Valley Road, Suite 110, Carlsbad, California (CA), 92011

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

Logos Global Management LP, a Delaware limited partnership ("Logos Global")

Logos Global Management GP LLC, a Delaware limited liability company ("Logos Global GP")

Logos Global Master Fund LP, a Cayman Island limited partnership ("Global Fund")

Logos GP LLC, a Delaware limited liability company ("Logos GP")

Arsani William

The reporting persons are filing this statement jointly but not as members of a group, and they expressly disclaim membership in a group. Each reporting person disclaims beneficial ownership of Stock except to the extent of that person's pecuniary interest therein.
Residence or business address: One Letterman Drive, Building C, Suite C3-350, San Francisco, California 94129.
Present principal occupation or employment: Logos Global is the investment adviser to several private funds, including Global Fund (collectively, the "Funds"). Logos Global GP is the general partner of Logos Global. Logos GP is the general partner of Global Fund. Dr. William is the control person of Logos Global, Logos Global GP and Logos GP and the portfolio manager of Global Fund.
Criminal convictions in the last five years: During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: For citizenship of the reporting persons, see Item 6 of each reporting person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Certain of the Funds acquired 1,217,627 shares of the Stock as a result of the automatic conversion of shares of Preferred Stock of the Issuer immediately prior to the completion of the Issuer's initial public offering on March 30, 2021. No additional consideration was paid for those shares of Stock.

Dr. William was granted options to acquire 15,000 shares of the Stock for his services as a director.

The shares of Stock held by Global Fund were acquired for a total purchase price of $3,887,563.90.

The Funds used their working capital to make the foregoing purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting persons filed this Schedule 13D because Dr. William was on the Issuer' board of directors. Dr. William resigned from the Issuer's board of directors on September 9, 2025. The reporting persons will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Stock and other securities, the Issuer's operations, assets, prospects, financial position, and business development, Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the reporting persons may take such actions regarding their holdings of the Issuer's securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional securities in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the securities now owned or hereafter acquired by any of them. The reporting persons also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Stock or pledge their interests in the Stock to obtain liquidity. In addition, from time to time the reporting persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The reporting persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, the reporting persons may recommend additional actions to the Issuer's management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate number of shares beneficially owned by the reporting persons:

Logos Global: 2,500,000

Logos Global GP: 2,500,000

Global Fund: 1,500,000

Logos GP: 1,500,000

Arsani William: 2,515,000

Aggregate percentage of the class of Stock beneficially owned by the reporting persons:

Logos Global: 4.4%

Logos Global GP: 4.4%

Global Fund: 2.6%

Logos GP: 2.6%

Arsani William: 4.4%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the each reporting person has:

(i) Sole power to vote or to direct the vote:

Logos Global: 0

Logos Global GP: 0

Global Fund: 0

Logos GP: 0

Arsani William: 15,000

(ii) Shared power to vote or to direct the vote:?

Logos Global: 2,500,000

Logos Global GP: 2,500,000

Global Fund: 1,500,000

Logos GP: 1,500,000

Arsani William: 2,500,000

(iii) Sole power to dispose or to direct the disposition of:

Logos Global: 0

Logos Global GP: 0

Global Fund: 0

Logos GP: 0

Arsani William: 15,000

(iv) Shared power to dispose or to direct the disposition of:?

Logos Global: 2,500,000

Logos Global GP: 2,500,000

Global Fund: 1,500,000

Logos GP: 1,500,000

Arsani William: 2,500,000
Transactions in the class effected during the past sixty days: The reporting persons engaged in the transactions set forth on Exhibit 99.2 in the Issuer's Common Stock in the 60 days preceding the date of this Schedule 13D. All transactions were effectuated in the open market through a broker.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Logos Global is the investment adviser to its clients pursuant to investment management agreements or limited partnership agreements providing to Logos Global the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, Logos Global and its affiliates are entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, Logos Global is entitled to fees based on assets under management and realized and unrealized gains.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit 99.2 Transactions in the Past 60 Days

## Signatures
- Logos Global Management LP: /s/ Arsani William, Managing Partner (11/18/2025)
- Logos Global Management GP LLC: /s/ Arsani William, Managing Member (11/18/2025)
- Logos Global Master Fund LP: /s/ Arsani William, Managing Member of Logos GP LLC, General Partner of Logos Global Master Fund LP (11/12/2025)
- Logos GP LLC: /s/ Arsani William, Managing Member (11/12/2025)
- Arsani William: /s/ Arsani William, Self Reporting (11/18/2025)